EXHIBIT 12

Kraft Foods Inc. and Subsidiaries

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	For the Three Months Ended June 30, 2010	For the Six Months Ended June 30, 2010

Earnings from continuing operations before income taxes	$1,262	$1,844

Add / (Deduct):
Equity in net earnings of less than 50% owned affiliates	(32)	(58)
Dividends from less than 50% owned affiliates	7	48
Fixed charges	499	1,028
Interest capitalized, net of amortization	–	1

Earnings available for fixed charges	$1,736	$2,863

Fixed charges:
Interest incurred:
Interest expense	$457	$945
Capitalized interest	1	1

	458	946
Portion of rent expense deemed to represent interest factor	41	82

Fixed charges	$499	$1,028

Ratio of earnings to fixed charges	3.5	2.8